UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCPHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

810648 105
(CUSIP Number)

Mr.  Sailesh Desai

Sun House, 201-B/1, Western Express Highway Goregaon (East), Mumbai – 400 063, India

With a copy to:

Michael Levitt, Esq.
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022-4664
(212) 277-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 810648 105	Page 2 of 13

1	NAME OF REPORTING PERSON Sun Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 2,167,679
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 2,167,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%*
14	TYPE OF REPORTING PERSON (See Instructions) HC-CO

*       All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 17,610,151 shares of common stock, par value $0.0001 (the “Common Stock”, of scPharmaceuticals Inc. (the “Issuer”), outstanding as of November 21, 2017, as reported in the Issuer’s prospectus, dated November 16, 2017 (the “IPO Prospectus”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2017 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

SCHEDULE 13D

CUSIP No. 810648 105	Page 3 of 13

1	NAME OF REPORTING PERSON Dilip S. Shanghvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 2,167,679
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 2,167,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%*
14	TYPE OF REPORTING PERSON (See Instructions) HC-IN

SCHEDULE 13D

CUSIP No. 810648 105	Page 4 of 13

1	NAME OF REPORTING PERSON Sun Pharmaceutical Industries Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,810,536
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 1,810,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 810648 105	Page 5 of 13

1	NAME OF REPORTING PERSON Sun Pharma (Netherlands) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 357,143
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 357,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1.                SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share, of scPharmaceuticals, Inc., a Delaware corporation. The principal executive office of the Issuer is located at 2400 District Avenue, Suite 310. Burlington, Massachusetts 01830.

ITEM 2.                IDENTITY AND BACKGROUND

This Schedule is being filed by Sun Pharmaceutical Industries Limited, a company organized under the laws of India (“Sun Pharma”), Sun Pharmaceutical Industries Inc., a company incorporated under the laws of Delaware, which is directly and indirectly owned by Sun Pharma (“Sun Pharmaceutical Industries”), Sun Pharma (Netherlands) B.V., a company incorporated under the laws of the Netherlands and a wholly-owned subsidiary of Sun Pharma (“Sun Pharma Netherlands”) and Dilip S. Shanghvi, the controlling shareholder of Sun Pharma (together with Sun Pharma, Sun Pharmaceutical Industries and Sun Pharma Netherlands, collectively, the “Reporting Persons”).

The address and principal office of Sun Pharma and Mr. Shanghvi is c/o: Sun House, 201 B/1, Western Express Highway, Goregaon (E), Mumbai, Maharashtra (India) – 400 063. The address and principal office of Sun Pharmaceutical Industries is 2, Independence Way, Princeton, New Jersey 08540, United States. The address and principal office of Sun Pharma Netherlands is Polarisavenue 87, Hoofddorp, 2132 JH the Netherlands. Sun Pharma and its affiliates operate as an international, integrated, specialty pharmaceutical company.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Sun Pharma, Sun Pharmaceutical Industries and Sun Pharma Netherlands are set forth on Schedule I hereto and are incorporated by reference herein in their entirety.

During the past five years, none of the Reporting Persons has been and, to the best of their knowledge, no person listed on Schedule I hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons has been and, to the best of their knowledge, no person listed on Schedule I hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 27, 2017, a copy of which is attached as Exhibit 99.1 hereto.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 2,167,679 shares of Common Stock of the Issuer, consisting of:

(i) 1,810,536 shares of Common Stock of the Issuer that were acquired by Sun Pharmaceutical Industries at the closing of the Issuer’s initial public offering (the “IPO”) upon the automatic conversion of 13,000,000 shares of Series B Preferred Stock of the Issuer (the “Preferred Stock”) into shares of Common Stock on a 7.180193-for-1 basis; and

(ii) 357,143 shares of Common Stock of the Issuer that were purchased by Sun Pharma Netherlands in the IPO at the public offering price of $14.00 per share.

Sun Pharmaceutical Industries purchased the Preferred Stock prior to the IPO in December 2016 with available cash on hand for an aggregate purchase price of $13.0 million.

Sun Pharma Netherlands purchased 357,143 shares of Common Stock in the IPO with available cash on hand for an aggregate purchase price of approximately $5.0 million. The IPO closed on November 21, 2017.

ITEM 4.               PURPOSE OF TRANSACTION

The Reporting Persons purchased the Common Stock of the Issuer for investment purposes. The Reporting Persons intend to review their investments in the Issuer from time to time and may, at any time and from time to time, directly or indirectly, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Except as set forth in this Schedule 13D, as of the date of this Schedule 13D, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person listed on Schedule I hereto has any present plans which relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER

(a)          As of the date hereof, Sun Pharma and Mr. Shanghvi may each be deemed to beneficially own an aggregate of 2,167,679 shares of Common Stock of the Issuer, representing approximately 12.3% of the outstanding shares of Common Stock. Abhay Gandhi, who leads the North American business of Sun Pharma as its chief executive officer, is a member of the board of directors of the Issuer.

As of the date hereof, Sun Pharmaceutical Industries is the record owner of 1,810,536 shares of Common Stock of the Issuer and may be deemed to beneficially own an aggregate of 1,810,536 shares of Common Stock of the Issuer, representing approximately 10.3% of the outstanding shares of Common Stock.

As of the date hereof, Sun Pharma Netherlands is the record owner of 357,143 shares of Common Stock of the Issuer and may be deemed to beneficially own an aggregate of 357,143 shares of Common Stock of the Issuer, representing approximately 2.0% of the outstanding shares of Common Stock.

The percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 17,610,151 outstanding shares of Common Stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options), as reported in the IPO Prospectus, dated November 16, 2017, filed with the SEC on November 17, 2017.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b)          Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)          Except as otherwise described herein, no transactions in the shares of Common Stock of the Issuer were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, during the past sixty days.

(d)          No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

(e)          Not applicable.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Investor Rights Agreement

On December 22, 2016, the Issuer, Sun Pharmaceutical Industries and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement (the “IRA”), pursuant to which the Issuer granted certain demand, short-form and piggyback registration rights to Sun Pharmaceutical Industries and certain other stockholders of the Issuer.

Demand Registration Rights

Beginning 180 days after the effective date of the Issuer’s IPO registration statement, certain stockholders of the Issuer, including Sun Pharmaceutical Industries, are entitled to demand registration rights. Under the terms of the IRA, the Issuer will be required, upon the written request of holders of at least 30% of the registrable securities that would result in an aggregate offering price of at least $20.0 million, to file a registration statement and use its commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. The Issuer is required to effect only two registrations pursuant to this provision of the IRA.

Short-Form Registration Rights

Pursuant to the IRA, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of a majority in interest of the holders of registrable securities, including Sun Pharmaceutical Industries, to sell registrable securities at an aggregate price of at least $2.0 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares. The Issuer is required to effect only two registrations in any 12 month period pursuant to this provision of the IRA. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the IRA, if the Issuer registers any of the Issuer’s securities either for its own account or for the account of other security holders, the holders of registrable shares, including Sun Pharmaceutical Industries, are entitled to include their shares in the registration. Subject to certain exceptions contained in the IRA, the Issuer and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the Issuer and the underwriters determine in their sole discretion will not jeopardize the success of the offering.

Indemnification

The IRA contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Costs and Expenses

All fees, costs and expenses of underwritten registrations under the IRA will be borne by the Issuer and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Expiration of Registration Rights

The demand registration rights and short form registration rights granted under the IRA will terminate on the third anniversary of the completion of the IPO or at such time after the IPO when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.

Notice of Strategic Opportunities

The IRA provides that, for so long as Sun Pharmaceutical Industries owns at least 5% of the Issuer’s outstanding capital stock, the Issuer is required to provide reasonably prompt notice to Sun Pharmaceutical Industries of any inbound written third-party proposal received by the Issuer for (i) the licensing or purchase of the Issuer’s products or (ii) with respect to a potential merger or acquisition of the Issuer by such third party that has been shared and discussed with the Issuer’s board of directors and which the board of directors directs the Issuer’s management to commence negotiations in respect of such proposal or to explore similar alternative proposals with other third parties. The above notice is subject to a number of conditions and exceptions, including that, following the IPO, the Issuer is not required to provide such notice if providing it would be inconsistent with the fiduciary duties of the Issuer’s board of directors. Following the Issuer’s provision of any notice required under this provision, the Issuer and its advisors shall be free to conduct any such process as they in their sole discretion will determine, including, without limitation, negotiating with any of the prospective third parties and entering into a definitive agreement, without additional notice to Sun Pharmaceutical Industries.

Lock-Up Agreement

In connection with the IPO, certain stockholders of the Issuer, including Sun Pharmaceutical Industries, have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•	otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after November 16, 2017 without the prior written consent of Jefferies LLC and Leerink Partners LLC, the IPO underwriters.

The above restrictions terminate after the close of trading of the Common Stock on and including the 180th day after November 16, 2017, the date of the IPO Prospectus.

Jefferies LLC and Leerink Partners LLC may, in their discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

10.1.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and the parties listed therein dated as of December 22, 2016, a copy of which is incorporated herein by reference from Exhibit 4.1 to the registration statement on Form S-1 originally filed by the Issuer on October 23, 2017.

10.2.	Lock-Up Agreement of Sun Pharmaceutical Industries, dated as of October 23, 2017.

99.1.	Joint Filing Agreement, dated as of November 27, 2017, by and among the Reporting Persons.

99.2	Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2017

Sun Pharmaceutical Industries Limited

By:	/s/ Jeremy Barr
Name: Jeremy Barr
Title: Attorney-in-fact

Dilip S. Shanghvi

By:	/s/ Dilip S. Shanghvi
Name: Dilip S. Shanghvi

Sun Pharmaceutical Industries Inc.

By:	/s/ Jeremy Barr
Name: Jeremy Barr
Title: Attorney-in-fact

Sun Pharma (Netherlands) B.V.

By:	/s/ Jeremy Barr
Name: Jeremy Barr
Title: Attorney-in-fact

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

SUN PHARMACEUTICAL INDUSTRIES LTD.

Name of Directors of Reporting Person	Principal Address	Principal Occupation(1)	Citizenship

Dilip S. Shanghvi	c/o: Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Managing Director	India

Israel Makov	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Chairman	Israel

Sudhir V. Valia	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Director	India

Sailesh T. Desai	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Director	India

Kalyansundaram Subramanian	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Director	New Zealand

S. Mohanchand Dadha	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Independent Director	India

Vivek Chaand Sehgal	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Independent Director	Australia

Keki M. Mistry	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Independent Director	India

Ashwin S. Dani	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Independent Director	India

Rekha Sethi	c/o:Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063	Independent Director	India

(1)         Unless otherwise indicated the Principal Occupation of each person is employment by Sun Pharmaceutical Industries Limited.

SUN PHARMACEUTICAL INDUSTRIES, INC.

Name of Directors of Reporting Person	Principal Address	Principal Occupation(1)	Citizenship

Abhay Gandhi	2, Independence Way, Princeton, New Jersey 08540, United States	CEO – North America	India

Sudhir Valia	c/o: Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon (East), Mumbai – 400063, India	Director	India

Jayesh Shah	2, Independence Way, Princeton, New Jersey 08540, United States	Director	United States

Sunil Mehta	2, Independence Way, Princeton, New Jersey 08540, United States	Director	India

(1)         Unless otherwise indicated the Principal Occupation of each person is employment by Sun Pharmaceutical Industries, Inc.

SUN PHARMA (NETHERLANDS) B.V.

Name of Directors of Reporting Person	Principal Address	Principal Occupation(1)	Citizenship

De Kloet Hellen	Polarisavenue 87, 2132 JH Hoofddorp, the Netherlands	Director	Netherlands

Prashant Savla	Polarisavenue 87, 2132 JH Hoofddorp, the Netherlands	Director	Netherlands

Harin P Mehta	704, JBC1, Cluster G, JLT, Dubai, UAE P. O. Box No 643561	Director	India

(1)         Unless otherwise indicated the Principal Occupation of each person is employment by Sun Pharma (Netherlands) B.V.